SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

NAB Asset Corporation

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

628712200

(CUSIP Number)

Mr. Raymond G. Smerge
Secretary
Centex Financial Services, Inc.
2728 North Harwood
Dallas, Texas 75201
(214) 981-6530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 628712200	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Centex Financial Services, Inc. 75-2279176

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[x]

3.	SEC Use Only

4.	Source of Funds WC (with respect to 117,500 shares) and OO (with respect to all other shares)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Centex Financial Services, Inc. is a Nevada corporation

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 117,500 shares

	8.	Shared Voting Power 2,055,606 shares[1]

	9.	Sole Dispositive Power 117,500 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,106 shares[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person CO

1 The 2,055,606 shares of Common Stock with respect to which Centex Financial Services, Inc. is shown as having shared voting power are reported on this statement as a result of a Voting Agreement (as defined below) entered into by Centex Financial Services, Inc. and two shareholders of the Company. Centex Financial Services, Inc. disclaims beneficial ownership of these shares.

CUSIP NO. 628712200	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Centex Corporation 75-0778259

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[x]

3.	SEC Use Only

4.	Source of Funds WC (with respect to 117,500 shares) and OO (with respect to all other shares)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Centex Corporation is a Nevada corporation

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 117,500 shares

	8.	Shared Voting Power 2,055,606 shares[2]

	9.	Sole Dispositive Power 117,500 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,173,106 shares [2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person CO

2 The 2,055,606 shares of Common Stock with respect to which Centex Corporation is shown as having shared voting power are reported on this statement as a result of the Voting Agreement. Centex Financial Services, Inc. is a wholly owned subsidiary of Centex Corporation. Centex Corporation expressly disclaims beneficial ownership of any shares of Common Stock subject to the Voting Agreement.

CUSIP NO. 628712200	SCHEDULE 13D	Page 4 of 11

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the Common Stock, par value $.10 per share (“Common Stock”), of NAB Asset Corporation, a Texas corporation (the “Company”). The address of the principal executive offices of the Company is 4144 N. Central Expressway, Suite 800, Dallas, Texas 75204.

Item 2. Identity and Background.

      This statement is being filed by Centex Financial Services, Inc., a Nevada corporation (“Centex Financial”). Centex Financial is a wholly owned subsidiary of Centex (as defined below), and serves as the holding company for its financial services subsidiaries. Through these subsidiaries, Centex Financial offers financing of conventional homes, home equity and sub-prime mortgage lending, and sells title and other insurance coverages. The address of the principal business and principal office of Centex Financial is 2728 North Harwood, Dallas, Texas 75201.

      The attached Schedule I contains a list of the executive officers and directors of Centex Financial and sets forth the following information with respect to each such person: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

      This statement is also being filed by Centex Corporation, a Nevada corporation (“Centex”). Through its various subsidiaries, Centex is one of the nation’s largest home builders and general building contractors and also provides retail mortgage lending services. Centex Corporation, through its subsidiaries, currently operates in five principal business segments: home building; investment real estate; financial services; construction products; and contracting and construction services. The address of the principal business and principal office of Centex is 2728 North Harwood, Dallas, Texas 75201.

      The attached Schedule II contains a list of the executive officers and directors of Centex and sets forth the following information with respect to each such person: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

      During the last five years, neither Centex Financial nor Centex, nor, to the best knowledge of Centex Financial of Centex, any of the executive officers or directors of Centex Financial or Centex, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding

CUSIP NO. 628712200	SCHEDULE 13D	Page 5 of 11

was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On January 24, 25 and 26, 2001, Centex Financial acquired 117,500 shares of Common Stock in open market transactions. These shares represent approximately 2.3% of the total number of shares of Common Stock outstanding as of the date of this statement. The total consideration paid by Centex Financial for these shares was $8,655 in cash. The price per share of Common Stock paid by Centex Financial ranged from approximately $.04600 to $1.0360. The sources of funds for these purchases was working capital and other internally generated funds.

      On March 16, 2001, Consumer Portfolio Services, Inc. (“CPS”) and Greenhaven Associates, Inc. (“Greenhaven”) entered into a voting agreement (the “Voting Agreement”) with Centex Financial pursuant to which CPS and Greenhaven agreed to vote all of the shares of Common Stock owned by them and as to which they exercise voting control and all additional shares that they may acquire after the date of the Voting Agreement and as to which they exercise voting control in favor of the Reorganization Plan (as defined below) and the other transactions contemplated by the Stock Purchase Agreement (as defined below), which are described in Item 4 below. As of the date of this statement, (i) CPS owns an aggregate of 1,934,706 shares of Common Stock and exercises voting control over all of these shares and (ii) Greenhaven owns an aggregate of 405,300 shares of Common Stock and exercises voting control over approximately 120,900 of these shares. The shares of Common Stock which CPS and Greenhaven agreed to vote pursuant to the Voting Agreement represent approximately 40.4% of the total voting power of the shares of Common Stock that are entitled to vote on the Reorganization Plan. CPS and Greenhaven entered into the Voting Agreement in order to fulfill a condition to the willingness of Centex Financial to enter into the Stock Purchase Agreement.

      References to, and descriptions of, the Voting Agreement contained in this Item 3 are qualified in their entirety by reference to the copies of the Voting Agreement, which is attached as Exhibit 2 to this statement. The full text of the applicable provisions of the Voting Agreement is incorporated by reference in this Item 3 wherever references to or descriptions of such provisions appear.

Item 4. Purpose of Transaction.

      The purpose of the acquisition by Centex Financial of 117,500 shares of Common Stock in January 2001 was for investment purposes and to establish an initial equity position in the Company. The purpose of the Voting Agreement entered into on March 16, 2001 was to fulfill a condition to the willingness of Centex Financial to enter into

CUSIP NO. 628712200	SCHEDULE 13D	Page 6 of 11

the Stock Purchase Agreement and to obtain the commitment of two significant shareholders of the Company to vote in favor of the Reorganization Plan and thereby increase the likelihood that such plan would be approved by the requisite vote of the shareholders of the Company.

      On March 16, 2001, Centex Financial, the Company and Stanwich Financial Services Corp. entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Company agreed to issue and sell to Centex Financial a number of shares of Common Stock equal to 49.9% of the Common Stock outstanding immediately following the consummation of the Reorganization Transactions (as defined below). The Stock Purchase Agreement contemplates that the Company will solicit votes for the approval of a “prepackaged” plan of reorganization to be filed with the United States Bankruptcy Court for the Northern District of Texas (the “Reorganization Plan”). The Reorganization Plan will provide that all shares of Common Stock held by shareholders of the Company other than CPS, Greenhaven and Centex Financial will be redeemed in exchange for a payment in cash in the amount of $0.106 per share, which redemption will be funded through the sale of newly issued shares of Common Stock to Centex Financial pursuant to the Stock Purchase Agreement. Upon approval of the Reorganization Plan by the holders of at least two-thirds of the shares voted in the solicitation, the Company will file a voluntary petition for relief under chapter 11 of title 11 of the United States Code to implement the Reorganization Transactions. As used in this statement, the term “Reorganization Transactions” means the transactions contemplated by the Reorganization Plan, including, but not limited to, the redemption of all shares of Common Stock held by shareholders of the Company other than CPS, Greenhaven and Centex Financial.

      Pursuant to the Voting Agreement, each of CPS and Greenhaven has agreed to vote all of the shares of Common Stock owned by such shareholder and as to which such shareholder has or exercises voting control and any additional shares of Common Stock acquired by such shareholder (whether by purchase or otherwise) and with respect to which such shareholder obtains or exercises voting control (a) in favor of the Reorganization Plan and the other transactions contemplated by the Stock Purchase Agreement and the Reorganization Plan and (b) against any acquisition proposal or any other action or agreement that, directly or indirectly, is inconsistent with the Stock Purchase Agreement or the Reorganization Plan or the transactions contemplated thereby or that is reasonably likely to impede, interfere with or delay such transactions. The Voting Agreement significantly increases the likelihood that the Reorganization Plan will be approved by the required vote of the shareholders of the Company, because it obligates CPS and Greenhaven to vote shares of Common Stock representing approximately 40.4% of the total voting power of the shares that are entitled to vote on the Reorganization Plan. The Voting Agreement will terminate upon the earliest of (i) the closing of the transactions contemplated by the Stock Purchase Agreement, (ii) the termination of the Stock Purchase Agreement without the transactions contemplated thereby having been consummated or (iii) March 16, 2002.

CUSIP NO. 628712200	SCHEDULE 13D	Page 7 of 11

      In addition to providing for the purchase of newly issued shares by Centex Financial, the Stock Purchase Agreement provides that the Company will conduct its operations in the ordinary and regular course of business and will use its reasonable best efforts to preserve intact its business organizations, to keep available the services of its present officers and employees and maintain its present relationships with governmental authorities and other persons. The Stock Purchase Agreement also provides that the Company will not take certain significant actions without the prior written consent of Centex Financial, including amending its articles of incorporation or bylaws, issuing equity securities, selling material assets, merging with any corporation or other entity, paying dividends, changing its capitalization, incurring debt (except in connection with the origination of mortgages), making loans or investments, acquiring any corporation or other entity, creating any liens upon its assets, engaging in affiliate transactions, agreeing to increased compensation or severance benefits for its officers or directors, failing to keep its properties insured, canceling any material claims or rights, failing to keep permits in force or changing its accounting principles or methods. The foregoing restrictions are subject to certain exceptions.

      After completion of the Reorganization Transactions, the equity securities of the Company will be held by a total of three record holders. The Common Stock is currently registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”). Under the Act, registration of a class of equity securities may be terminated within 90 days, or such shorter period as the Securities and Exchange Commission (the “Commission”) may determine, after the issuer files a certification with the Commission that the number of record holders of its securities is less than 300. Centex Financial intends to cause the Company to file a certificate and notice of termination of registration with the Commission as soon as practicable after the effective date of the Reorganization Plan. As a result of the filing of this certificate and notice of termination of registration, the Company will no longer be subject to the reporting requirements of the Act.

      In addition, upon completion of the Reorganization Transactions, Centex Financial intends to change the composition of the Board of Directors of the Company so that its members consist of three persons selected by Centex Financial. Centex Financial also intends to cause new executive officers of the Company to be elected. The following table sets forth the name and age of each person who Centex Financial intends to cause to be elected as a member of the Board of Directors or an executive officer of the Company following completion of the Reorganization Transactions.

CUSIP NO. 628712200	SCHEDULE 13D	Page 8 of 11

Name	Age	Anticipated Position

Leldon E. Echols	45	Chairman of the Board, Director; President
		and Chief Executive Officer
Anthony M. Barone	43	Director; Executive Vice President
John L. Matthews	53	Director; Executive Vice President
Raymond G. Smerge	57	Vice President and Secretary
Vicki A. Roberts	53	Treasurer

The present principal occupation or employment of each of the persons listed in this table, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Schedule I hereto.

      After completion of the Reorganization Transactions, Centex Financial will own a majority of the outstanding shares of Common Stock and, as described above, intends to change the composition of the Board of Directors of the Company and its executive officers. As a result, Centex Financial will be in a position to control the business and affairs of the Company after the Reorganization Transactions, other than those actions which require a supermajority vote of the Company’s shareholders under Texas law.

      In addition, after the consummation of the Reorganization Transactions, Centex Financial intends to cause the Board of Directors of the Company to conduct a detailed review of the corporate structure, operations, properties, policies, management and personnel of the Company and its subsidiaries and to consider what, if any, changes are desirable in light of the circumstances as they then exist. It is expected the new Board of Directors will evaluate whether significant benefits could be derived from coordinating the business activities of the Company with those of one or more subsidiaries of Centex Financial.

      In evaluating its alternatives, the new Board of Directors will likely focus on, among other things, whether the proposed transactions or arrangements are likely to maximize the opportunities for developing the business holdings of the Company in a profitable manner. At the present time, no determination has been made as to the timing or manner of coordinating the business activities of the Company with those of one or more of Centex Financial’s subsidiaries. Any such coordination would be achieved in a manner that is consistent with the fiduciary duties of the new Board of Directors under applicable law. Depending upon the nature and size of the proposed transactions or arrangements, the new Board of Directors may determine it is necessary or advisable for it to engage outside experts or consultants, secure fairness opinions, appraisals or other reports, establish a committee of independent and disinterested directors, seek a shareholder vote or take other actions to ensure that any such transactions or arrangements are fair to, and in the best interests of the shareholders of the Company.

CUSIP NO. 628712200	SCHEDULE 13D	Page 9 of 11

      References to, and descriptions of, the Voting Agreement and Stock Purchase Agreement contained in this Item 4 are qualified in their entirety by reference to the Voting Agreement, which is attached as Exhibit 2 to this statement, and the Stock Purchase Agreement, which is attached as Exhibit 3 to the statement. The full text of the applicable provisions of the Voting Agreement and the Stock Purchase Agreement are incorporated by reference in this Item 4 wherever references to or descriptions of such provisions appear.

Item 5. Interest in Securities of the Issuer.

      Centex Financial is the direct beneficial owner of 117,500 shares of Common Stock. Because Centex Financial is a wholly owned subsidiary of Centex, Centex may also be deemed to be the beneficial owner of these shares. These shares represent approximately 2.3% of the total number of outstanding shares of Common Stock. See the information in Item 3 with respect to the purchase of these shares, which information is incorporated herein by reference.

      In addition, as a result of the Voting Agreement described in Items 3 and 4 above, Centex Financial may be deemed to be the beneficial owner of an aggregate of 2,055,606 shares of Common Stock of which CPS and Greenhaven are the direct beneficial owners. These shares represent approximately 40.4% of the total number of outstanding shares of Common Stock. Centex Financial may be deemed to be the beneficial owner of these shares because Centex Financial may be deemed to have formed a “group” with CPS and Greenhaven for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Centex Financial expressly declares that the filing of this statement shall not be construed as an admission by it that it has formed any such group. Centex Financial may also be deemed to share the power to vote these shares for purposes of Section 13(d)(3) of the Act and Rule 13d-3(a)(1) thereunder. However, Centex Financial disclaims beneficial ownership of any shares of Common Stock owned by CPS or Greenhaven that are subject to the Voting Agreement. See the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

      In the case of the 117,500 shares of Common Stock of which Centex Financial is the direct beneficial owner, no other person is known by Centex Financial or Centex to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In the case of the other shares of Common Stock that are the subject of this statement, CPS or Greenhaven (as the case may be) have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth in, or incorporated by reference into, in Items 3 through 5 is hereby incorporated herein by reference. To the best knowledge of Centex Financial and Centex, except as described in this statement, there are no contracts,

CUSIP NO. 628712200	SCHEDULE 13D	Page 10 of 11

arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any other person with respect to any equity securities of the Company.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 -	Joint Filing Agreement between Centex Financial and Centex.

Exhibit 2 -	Voting Agreement dated as of March 16, 2001 by and among Centex Financial, CPS and Greenhaven (incorporated by reference to the Transaction Statement on Schedule 13E-3 dated April 13, 2001 filed by NAB Asset Corporation, Charles E. Bradley, Sr., Charles E. Bradley, Jr., James Gardner, Consumer Portfolio Services, Inc. and Stanwich Financial Services Corp. (File No. 5-41731)).

Exhibit 3 -	Stock Purchase Agreement dated as of March 16, 2001 by and among Centex Financial, the Company and Stanwich Financial Services Corp. (incorporated by reference to the Company’s Current Report on Form 8-K dated March 16, 2001 (File No. 0-19391)).

CUSIP NO. 628712200	SCHEDULE 13D	Page 11 of 11

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2001

CENTEX FINANCIAL SERVICES, INC.

By:	/s/ Raymond G. Smerge

Name:	Raymond G. Smerge
Title:	Executive Vice President and Chief Legal Officer

CENTEX CORPORATION

By:	/s/ Lendon E. Echols

Name:	Lendon E. Echols
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF CENTEX FINANCIAL SERVICES, INC.

      The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Centex Financial Services, Inc. (“Centex Financial”) are set forth below. The business address for each person listed below, unless otherwise indicated, is Centex Financial Services, Inc., 2728 North Harwood, Dallas, Texas 75201. To Centex Financial’s knowledge, all executive officers and directors listed on this Schedule I are United States citizens.

Name and Business Address	Title and Principal Occupation

Leldon E. Echols	Mr. Echols has served as Executive Vice President and Chief Financial Officer of Centex Corporation (“Centex”) since June 2000. Mr. Echols also serves as a member of the Board of Directors of Centex Financial.

Anthony M. Barone	Mr. Barone has served as President and Chief Executive Officer of Centex Home Equity Corporation, Centex Financial’s sub-prime lending subsidiary, and its predecessor since 1997. In addition, Mr. Barone serves on the Board of Directors of Centex Home Equity Corporation and Centex Financial.

Timothy M. Bartosh	Mr. Bartosh has served as President and Chief Operating Officer of CTX Mortgage Company, a subsidiary of Centex Financial that originates retail mortgages (“CTX Mortgage Company”), since June 1999. He also serves as a member of the Board of Directors of CTX Mortgage Company.

James R. Hillsman	Mr. Hillsman has served as Executive Vice President of Centex Financial since April 1999. In addition, Mr. Hillsman has served as Executive Vice President and Chief Financial Officer of CTX Mortgage Company since June 2000. He also serves as a member of the Board of Directors of Centex Financial.

John L. Matthews	Mr. Matthews has served as Chairman and Chief Executive Officer of CTX Mortgage Company since June 1999. Mr. Matthews also serves on the Board of Directors of Centex Financial.

Raymond G. Smerge	Mr. Smerge has served as Executive Vice President, Chief Legal Officer, General Counsel and Secretary of Centex Corporation since dates during or prior to 1997. Mr. Smerge also serves as the Executive Vice President, Chief Legal Officer and Secretary of Centex Financial.

I-1

Vicki A. Roberts	Ms. Roberts has served as Vice President and Treasurer of Centex since May 1998. Mrs. Roberts is also a Vice President and Treasurer of Centex Financial and a number of other subsidiaries of Centex.

David W. Quinn	Mr. Quinn serves as a member of the Board of Directors of Centex Financial. Mr. Quinn has also served as Vice Chairman of the Board of Centex since May 1996.

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SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS
OF CENTEX CORPORATION

      The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Centex Corporation (“Centex”) are set forth below. The business address for each person listed below, unless otherwise indicated, is 2728 North Harwood, Dallas, Texas 75201. To Centex’s knowledge, except for Mr. Juan L. Elek, all executive officers and directors listed on this Schedule II are United States citizens. Mr. Elek is a citizen of the Republic of Mexico.

Name and Business Address	Title and Principal Occupation

Leldon E. Echols	Mr. Echols has served as Executive Vice President and Chief Financial Officer of Centex since June 2000.

Timothy R. Eller	Mr. Eller has served as Executive Vice President of Centex since August 1998. He also serves as Chairman of the Board and Chief Executive Officer of Centex Real Estate Corporation.

Laurence E. Hirsch	Mr. Hirsch has served as Chairman of the Board and Chief Executive Officer of Centex since dates during or prior to 1991.

David W. Quinn	Mr. Quinn has served as Vice Chairman of the Board of Centex since May 1996.

Raymond G. Smerge	Mr. Smerge has served as Executive Vice President, Chief Legal Officer, General Counsel and Secretary of Centex since dates during or prior to 1997.

Clint W. Murchison, III 6116 N. Central Expwy Suite 1300 Dallas, Texas 75206	Mr. Murchison has served as a member of the Board of Directors of Centex since 1979. Mr. Murchison is engaged in private real estate development and other investments as his principal business.

Frederic M. Poses American Standard Companies, Inc. P. O. Box 6820 Piscataway, NJ 08855	Mr. Poses has served as a member of the Board of Directors of Centex since July 2001. Mr. Poses’ principal occupation is to serve as Chairman and Chief Executive Officer and as a director of American Standard Companies Inc.

Paul T. Stoffel Paul Stoffel Investments Triple S Capital Corporation 5949 Sherry Lane #1465 Dallas, Tx 75225	Mr. Stoffel has served as a member of the Board of Directors of Centex since 1968. Mr. Stoffel acts as Chairman of Paul Stoffel Capital Corporation, which is actively engaged in both public and private investments, as his principal business.

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Barbara T. Alexander UBS Warburg 299 Park Avenue, 36th Floor New York, NY 10171	Ms. Alexander has served as a member of the Board of Directors of Centex since 1999. Ms. Alexander’s principal occupation is to serve as a Senior Advisor of UBS Warburg LLC.

Juan L. Elek Elek, Moreno Valle y Asociados Montes Esc. No. 115 Lomas de Chapultepec Mexico City D.F. 11000	Mr. Elek has served as a member of the Board of Directors of Centex since 1995. Mr. Elek’s principal occupation is to serve as Co-Chairman of the Mexican investment banking firm of Elek, Moreno Valle y Asociados.

Paul R. Seegers Seegers Enterprises 8222 Douglas Ave. #790 Dallas, Tx 75225	Mr. Seegers has served as a member of the Board of Directors of Centex since 1963. Prior to his retirement, Mr. Seegers served as Chairman of the Board and as an executive officer of Centex as his principal occupation.

Dan W. Cook III Goldman, Sachs & Co. 100 Crescent Court #1000 Dallas, Tx 75201	Mr. Cook has served as a member of the Board of Directors of Centex since 1993. Mr. Cook is engaged in private investments as his principal business.

Charles H. Pistor, Jr. 4200 Belclaire Dallas, Texas 75205	Mr. Pistor has served as a member of the Board of Directors of Centex since 1987. Prior to his retirement in 1995, Mr. Pistor acted as the Vice Chair and a Trustee of Southern Methodist University as his principal occupation.

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INDEX TO EXHIBITS

EXHIBIT
NO.	DESCRIPTION

Exhibit 1 -	Joint Filing Agreement between Centex Financial and Centex.

Exhibit 2 -	Voting Agreement dated as of March 16, 2001 by and among Centex Financial, CPS and Greenhaven (incorporated by reference to the Transaction Statement on Schedule 13E-3 dated April 13, 2001 filed by NAB Asset Corporation, Charles E. Bradley, Sr., Charles E. Bradley, Jr., James Gardner, Consumer Portfolio Services, Inc. and Stanwich Financial Services Corp. (File No. 5-41731)).

Exhibit 3 -	Stock Purchase Agreement dated as of March 16, 2001 by and among Centex Financial, the Company and Stanwich Financial Services Corp. (incorporated by reference to the Company’s Current Report on Form 8-K dated March 16, 2001 (File No. 0-19391)).